NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

07026648

FILE No.
82-3874

SUPPL

August 22, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 10 2007
WASH, D.C. 200

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated August 22, 2007

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

D MacAulay

for - BARBARA O'NEILL

dlw 9/18

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE **AUGUST 22, 2007**

News Release: ***07-15*** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Uranium Project Drilling Completed

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the successful completion of a 1498.57 meter diamond drill program on the Black Lake uranium project, located in northern Saskatchewan.

The completed diamond drill program, successfully tested two significantly anomalous areas, the A Zone and the Charlebois Lake Zone, both identified during the Phase One exploration program concluded in May. The previously announced A Zone diamond drilling entailed 716.54 meters in three holes.

Two diamond drill holes have tested the Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers. The first hole, 07CL-01, tested a large, anomalously mineralized, pegmatite exposed in outcrop over an area approximating 150 by 80 meters. The second hole, 07CL-02, stepped out 480 meters along strike to the east and cut numerous pegmatite dykes comprising the Charlebois Lake radiometric anomaly. These two drill holes, totaling 782.03 meters, have tested these significantly anomalous areas and sampling of the drill core is now complete.

SRC Analytical Laboratories of Saskatoon will perform the assay work on the drill core samples. The analytical results are expected in 4 to 6 weeks.

The Company continues to develop the Black Lake project which it believes to represent an under explored deposit model in Canada. The Black Lake claims cover numerous bedrock uranium occurrences within pegmatite and granitoid intrusive rocks located on the edge of the Athabasca Basin.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **AUGUST 22, 2007**

News Release: ***07-15*** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Uranium Project Drilling Completed

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the successful completion of a 1498.57 meter diamond drill program on the Black Lake uranium project, located in northern Saskatchewan.

The completed diamond drill program, successfully tested two significantly anomalous areas, the A Zone and the Charlebois Lake Zone, both identified during the Phase One exploration program concluded in May. The previously announced A Zone diamond drilling entailed 716.54 meters in three holes.

Two diamond drill holes have tested the Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers. The first hole, 07CL-01, tested a large, anomalously mineralized, pegmatite exposed in outcrop over an area approximating 150 by 80 meters. The second hole, 07CL-02, stepped out 480 meters along strike to the east and cut numerous pegmatite dykes comprising the Charlebois Lake radiometric anomaly. These two drill holes, totaling 782.03 meters, have tested these significantly anomalous areas and sampling of the drill core is now complete.

SRC Analytical Laboratories of Saskatoon will perform the assay work on the drill core samples. The analytical results are expected in 4 to 6 weeks.

The Company continues to develop the Black Lake project which it believes to represent an under explored deposit model in Canada. The Black Lake claims cover numerous bedrock uranium occurrences within pegmatite and granitoid intrusive rocks located on the edge of the Athabasca Basin.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **AUGUST 22, 2007**

News Release: ***07-15*** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Uranium Project Drilling Completed

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the successful completion of a 1498.57 meter diamond drill program on the Black Lake uranium project, located in northern Saskatchewan.

The completed diamond drill program, successfully tested two significantly anomalous areas, the A Zone and the Charlebois Lake Zone, both identified during the Phase One exploration program concluded in May. The previously announced A Zone diamond drilling entailed 716.54 meters in three holes.

Two diamond drill holes have tested the Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers. The first hole, 07CL-01, tested a large, anomalously mineralized, pegmatite exposed in outcrop over an area approximating 150 by 80 meters. The second hole, 07CL-02, stepped out 480 meters along strike to the east and cut numerous pegmatite dykes comprising the Charlebois Lake radiometric anomaly. These two drill holes, totaling 782.03 meters, have tested these significantly anomalous areas and sampling of the drill core is now complete.

SRC Analytical Laboratories of Saskatoon will perform the assay work on the drill core samples. The analytical results are expected in 4 to 6 weeks.

The Company continues to develop the Black Lake project which it believes to represent an under explored deposit model in Canada. The Black Lake claims cover numerous bedrock uranium occurrences within pegmatite and granitoid intrusive rocks located on the edge of the Athabasca Basin.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director